Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES APPOINTMENTS TO ITS BOARD OF DIRECTORS

TEL AVIV, Israel - April 20, 2006 - Elbit Medical Imaging Ltd. (NASDAQ: EMITF) (the "Company") announced today that it has appointed Abraham (Rami) Goren, Shmuel Perets and Moshe Lion to serve as members of the Board of Directors of the Company, effective April 11, 2006. Mr. Goren serves as the Executive Chairman of the Board of Elscint Limited., a wholly-owned subsidiary of the Company. Mr. Goren is engaged in the exploration of new investments and heads the high-tech investments division of the Company. Mr. Perets and Mr. Lion have previously served as members of Elscint’s Board of Directors.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into three principal fields: (i) ownership, operation, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Eastern and Central Europe; (ii) ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities and ownership, operation and management of a commercial and entertainment mall in Israel through its subsidiary, Elscint Ltd.; and (iii) research and development in the image guided focused ultrasound activities through its subsidiary, InSightec Ltd.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on June 30, 2005 and EMI's Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on September 23, 2005.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com